TERNIUM S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

April 30, 2009

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed June 25, 2008

Form 6-K as of February 24, 2009

Filed February 25, 2009

File No. 001-32734

Dear Mr. O’Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated April 2, 2009, to Mr. Daniel Novegil, the Company’s Chief Executive Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

1.	Please tell us the status of your negotiations with the Venezuelan Government. If the Government has made an offer for your Sidor financial asset, please tell us the amount of the offer, how much of your 59.7% ownership is included, and whether the offer is in excess of the carrying value. If you do not have a formal offer, please tell us whether there have been indications of a proposed settlement amount. If so, please tell us the proposed offering price and how much of your 59.7% ownership will be purchased. If it appears the proposed offering price will be lower than the carrying value please tell us how you concluded it was not appropriate to record an impairment loss.

R:	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2.	Please tell us whether you expect to take the dispute to the ICSID for arbitration. If so, please tell us how long you expect this process to take and whether you discounted expected ICSID settlements. In estimating your expected settlement amount please tell us whether you have considered the length of time it has taken other companies to get their issue heard and resolved by the ICSID and later get compensated. If so, please provide us the names of the other companies. Tell us also whether you are aware of any other companies that have had assets expropriated by Venezuela and the outcome of those cases.

R:	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

3.	Please tell us whether you have obtained legal opinion with respect to your rights to recovery for the expropriated Sidor assets and enforceability of your rights.

R:	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

4.	We have read your response to prior comment 1. Based on your interpretation of paragraphs 31 and 32 of IAS 27 you concluded the cost on initial measurement of the Sidor financial asset was its carrying amount as of March 31, 2008. Although IAS 39 requires subsequent measurement of financial assets, we note that as of December 31, 2008, you continue to record your Sidor financial asset at its carrying value because you determined the variability in the range of fair value estimates was significant and the probabilities of the various estimates within that range could not be reasonably assessed. We further note that you state you test the Sidor financial asset for impairment at each reporting period and as of December 31, 2008, you concluded the estimated fair value of the Sidor asset exceeded the carrying amount of $1.3 billion. As such, you did not record an impairment loss. In performing your impairment test for your Sidor asset we note you concluded the estimated fair value of the Sidor financial asset exceeded its carrying amount as of December 31, 2008, but you were unable to measure the estimated fair value to be recorded on your balance sheet and continued presenting your financial asset at its carrying value. Please tell us whether Sidor’s book value was less than the bottom of the range of fair value estimates under any of methodologies used to estimate fair value. If so, please tell us the positive factors you considered in concluding that an impairment loss was not required in light of such negative evidence. Please tell us whether your auditors agree with your interpretation of IAS 32, as described in your prior comment 3.

R:	Further to the Staff’s request, the Company confirms that the book value of the Sidor financial asset was less than the bottom of the range of fair value estimates under each of the methodologies used to estimate fair value. The Company further advises the Staff that its independent auditors agree with its interpretation of IAS 32, as described in the Company’s response to prior comment 3.

5.	As part of your impairment test for your Sidor asset, you state you performed fair value estimates, in part, on the basis of discounted cash flows. Please tell us what cash flows were used. For example, was it the settlement amounts, Sidor’s operating cash flows or some other cash flow? Also, please explain and quantify the manner in which risk was considered in determining the discount rate and/or probability assessments.

R:	The Company advises the Staff that, in performing fair value estimates on the basis of discounted cash flows, the Company used Sidor’s projected operating cash flows as if the nationalization process had not taken place. The Company is entitled to receive compensation in an amount equal to the fair value of Sidor immediately prior to the announcement of the nationalization and, accordingly, all calculations were made taking into account the circumstances at the time of the announcement. The discount rate used was the weighted average cost of capital, which accounted for Venezuela’s country risk by adding JP Morgan’s EMBI+ Ven (the Venezuelan component of its “Emerging Markets Bond Index Plus”) to the cost of equity.

6.	You also state that you used FV/EBITDA multiples based on market capitalization and capacity multiples of public steel companies. Please tell us how you determined these other public steel companies were comparable to you. For example, were the other companies comparable in size, geographic location (Venezuela) or had operations expropriated by the government. Please tell us whether your estimates were as of the date of expropriation or as of December 31, 2008. If your estimates were as of the date of expropriation, please tell us whether you believe the Venezuelan Government will consider the subsequent downturn in the steel industry and Sidor’s operating results in determining any settlement offer.

R:	The Company advises the Staff that, in the absence of other steel manufacturers of comparable size with operations expropriated by the government, the public steel companies used to calculate FV/EBITDA multiples were companies of comparable or larger size with strong presence in the Americas and/or emerging markets, as follows: AK Steel; ArcelorMittal; CSN Companhia Siderúrgica Nacional; Evraz; Gerdau; Nucor Corporation; Posco; Steel Dynamics; Usiminas, Usinas Siderúrgicas do Minas Gerais S.A.; and U.S. Steel.

The Company is entitled to receive compensation in an amount equal to the fair value of Sidor immediately prior to the announcement of the nationalization and, accordingly, multiples were calculated as of the date on which the nationalization measures were announced. The Company further advises the Staff that it has received no indication from the Venezuelan government that the subsequent downturn in the steel industry or Sidor’s operating results will have an impact in determining the amount of compensation to be received from the Venezuelan government.

7.	Given the precipitous decline in oil and gas prices, please tell us whether you have considered competing demands on the Venezuelan Government’s resources and the possible impact on settlement.

R:	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

8.	You state that you are entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. You further state the amount of the expected compensation for the Sidor financial asset would be higher than the carrying value. We continue to struggle with this conclusion in part because of the downturn of the global economy, as evidenced by the fact that your equity exceeded your market capitalization as of September 30, and December 31, 2008. It is unclear why the Venezuelan Government would compensate you for your Sidor financial asset based on a fair value pre-nationalization rather than on a current fair value, which we expect to be significantly lower than pre-nationalization fair value. Please tell us whether you considered the current economic environment in estimating any settlement offer from the Venezuelan Government. Furthermore, please tell us why you believe the Venezuelan Government will not look to the current economic environment in determining your compensation.

R:	As described more fully in prior response letters, the Company’s right to receive compensation for its interest in Sidor in an amount equal to the fair value of Sidor just before the nationalization measures were announced is indisputable, as it is firmly supported by applicable Venezuelan domestic law as well as numerous applicable international treaties to which Venezuela is a party, with each such law or treaty expressly providing that the Company is entitled to receive fair or adequate and effective compensation. The Company further advises the Staff that, under the applicable law and treaties, subsequent events (including the downturn in the global economy or the current economic environment) should not have an impact on the amount of compensation to which the Company is entitled under such law and treaties for its interest in Sidor.

9.	Regarding the disclosure you expect to provide in the impending Form 20-F, please tell us the specific critical accounting estimates and assumptions that you deem relevant to this issue.

R:	The Company believes that the most significant estimates and assumptions relevant to the valuation of the Sidor financial asset are the Company’s assessment of:

(i)	the determination of the rate used to discount future cash flows,

(ii)	the assumptions used to estimate Sidor’s future cash flows at the time of the announcement of the nationalization, and

(iii)	the list of companies deemed comparable to Sidor for purposes of calculating the FV/EBITDA and capacity multiples valuation techniques. In the absence of other steel manufacturers of comparable size with operations expropriated by the Venezuelan government, the public steel companies used to calculate FV/EBITDA multiples were companies of comparable or larger size with strong presence in the Americas and/or emerging markets, as follows: AK Steel; ArcelorMittal; CSN Companhia Siderúrgica Nacional; Evraz; Gerdau; Nucor Corporation; Posco; Steel Dynamics; Usiminas, Usinas Siderúrgicas do Minas Gerais S.A.; and U.S. Steel.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 291-9433 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Raúl H. Darderes
Raúl H. Darderes
Secretary to the Board of Directors

cc:	Hagen Ganem Tracey McKoy Al Pavot (Securities and Exchange Commission)

Daniel Novegil Roberto Philipps (Ternium S.A.)

Cristian J. P. Mitrani Diego E. Parise (Mitrani Caballero Ojam Abogados)

Marcelo D. Pfaff
Marco Carducci (PricewaterhouseCoopers)

Robert S. Risoleo
Christina L. Padden (Sullivan & Cromwell LLP)